1-A/A

09038760

AMENDMENT TWO—Marked copy

OFFERING CIRCULAR

(a) Name of the Issuer: VECCHIO PONTE MINERAL WATER COMPANY

(b) Mailing address of the Issuer's principal executive offices including the zip code and the Issuer's telephone number:

3425th floor- 605 Third Avenue - New York, NY 10158 - telephone 646 736 7634

(c) Date of this Offering Circular: ~~July October 1, 2008~~ April 1, 2009

(d) Type and amounts of securities offered:

A maximum of 100,000 shares of Common Stock;
there is no minimum number of shares offered

(e) Pursuant to SEC rule 253 a copy of this Offering Circular will be available and delivered both electronically and in print.

(f)

	Price to public	Underwriter discount and commissions	Proceeds to issuer or other persons
Price per share	$2.00	$0.00*	$2.00
Total	$200,000	$0.00	$200,000*

(g) * This is a best efforts offering and there is no minimum requirement of the number of shares to be sold. The offering is made by directly by the Company without an underwriter. In the event an underwriter is engaged the maximum commission allowed by the NASD is 10% of the sales effected by the underwriter. Accordingly, in such possibility underwriter discount and commissions is $0.20 and net proceeds to the Company of $180,000.

The foregoing table does not provide for a non-accountable 3% underwriter expense allowance, in the event an underwriter is engaged, nor the Company's other offering expenses estimated at $40,000 or 20% of the total offering, if sold, (See Use of Proceeds).

(h) The Company, where required, will file all exhibits and documents, in those states where required or requested. Such documents include, but are not limited to: the Company's By Laws and incorporation documents and certificate of good standing; opinion of legal counsel and auditors; and the contract with our Swiss mineral water supplier.

(i)See **Risk Factors** beginning on page 2 which identify material risks involved in the purchase of these securities.

(j) This offering shall commence on the date hereof ~~July 1, 2008~~ and terminate on 31, 2009December 31, 20098.

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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SEC Mail Processing Section

APR 03 2009

Washington, DC
105

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) We are a dormant company with no operating history and, accordingly, an investor will not have any basis on which to evaluate our ability to achieve our business objective.

(2) We do not have sufficient assets and are dependent in great part upon the proceeds of this offering to commence, albeit initially fund our business.

(3) We do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed. If we are unable to raise sufficient capital it will have a material adverse effect on our financial condition, our inability to remain in business and thus substantial doubt about the Company's ability to continue as a going concern.

(4) We cannot predict when or if we will produce revenues which could result in a total loss of investment in the event the Company is uncussessful in its business plan. Further, in light of the Company's financial position and the uncertainty of raising sufficient capital to achieve its business plan, there is substantial doubt about the Company's ability to implement its business plan without available financing, loans or the completion of a successful industry merger.

(5) Our operations will depend on a continued interest on the part of the US consumer to prefer mineral water for drinking. If the mineral water sources we choose do not satisfy consumer demand and loyalty, revenues if any we generate, will be minimized.

(6) We cannot predict when or if we will produce revenues which could result in a total loss of investment in the event the Company is unsucessful in its business plan.

(7) We may fail to meet US Drug Administration water regulations.

(8) The loss of Dominick J Porto or other key management personnel, which we may hire when and if warranted, would have an adverse impact on our future development and could impair our ability ro succeed..

(9) Competition in the bottled water industry is strong. If we cannot successfully compete, our business may be adversely affected. We have entered into an exclusive marketing agreement with AcquaVivaSuisse, Lugano, Switzerland to sell and distribute mineral water in the US and at our option adopt our own proprietary brand label/ name. At the present time AcquaViva Suisse is our only water source and the Company is dependent upon it to furnish bottled mineral water. Whre we fail to order and pay for established annual minimum volumes the supplier may cancel its agreement with the Company whereupon we shall be forced to find an alternate supplier(s). There is no assurance we may enter into an agreement with a new supplier(s); or if successful, such new agreement will be on terms favourable to the Company.

(10) Buying low priced penny stocks is very risky and speculative.

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Comment [SSK1]: Iam not sure what you mean by this. Aren't you saying that this offering is needed to capatilize opearations. At some point, i think you should disclose that if the company is unsuccessful in selling water , we will seek a merger candidate. This should probably go in mD &A.

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Comment [SSK2]: You should also mention the fact that the competition is well – capatilized and well entrenched

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(11) We are selling this offering without an underwriter and may be unable to sell any shares.

(12) Due to the lack of a trading market for our securities you may have difficulty selling any shares you purchase in this offering.

(13) You will incur immediate and substantial dilution of the price you pay for your shares.

Comment [SSK3]: Try this language. There is no trading market for our securities and we do not know if one will develop in the future. Accordingly you may have difficulty selling any shares that you purchase in this offering.

Comment [SSK4]: I think you will need to add a section to demonstrate the dilution.

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The foregoiong factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Offering Circular.

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Note:
In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE RISK FACTORS WHICH MANAGEMENT BELIEVES TO BE THE MOST SUBSTANTIAL DO NOT PURPORT TO BE THE ONLY RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

BUSINESS AND PROPERTIES

This Company:

[x] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

None. Not applicable

State	State File No.	Effective Date

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments, consists of a total of _______ pages.

THE COMPANY

1. Exact corporate name: Vecchio Ponte Mineral Water Company

State and date of incorporation: Delaware; November 19, 2007

Street address of principal office: 34~~25~~th fl-605 Third Ave, New York, NY 10158

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Company Telephone Number: (645)736 7634

Fiscal year: December 31
(month) (day)

Person(s) to contact at Company with respect to offering: Dominick J. Porto

Telephone Number (if different from above): same as above

A maximum of 100,000 common shares are being offered to the public at $2 per share. There is no minimum number of share sto be sold.

A maximum of $200,000 will be received from the offering. The insider will hold 100,000 shares. This means that about 50% of the Company will be held by the public, assuming that all of the shares offered are sold.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD. This will most likely be a 10% commission on all sales, plus 3% nonaccountable expenses. There will also likely be underwriters warrants of 1 warrant for each 10 common shares sold.

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Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by Company stockholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and brokers compensation, if any. Prior to this Offering, there has been no public market for the Common Stock.

3. With respect to the business of the Company and its properties:
(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

We were formed to market and distribute mineral water in the United States originating from wells and natural sources in Italy and Switzerland. We are a development stage company and have not yet commenced business or generated any revenues. We have been issued a "substantial doubt" going concern opinion from our auditors and our only asset is our cash in the bank, consisting of $4,500 generated from the issuance of shares to our founder.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

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We will market bottled mineral water originating from wells and other natural sources in Switzerland and Italy to wholesale food and beverage

distributors in the United States. We have entered into an exclusive marketing agreement with AcquaVivaSuisse, Lugano, Switzerland to sell and distribute mineral water in the US and at our option adopt our own proprietary brand label/ name. At the present time AcquaViva Suisse is our only water source and the Company is dependent upon it to furnish bottled mineral water.

All contemplated sales and distribution activity for the foreseeable future is directed to the US market. The Company will divide the company into market segments, geographically and by population density. Each market area will be assigned to an exclusive, established food and beverage distributor. It is expected the US market will be divided into six but not more than 12 market areas.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

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The competition for retail shelf space in food markets and consumer outlets is extremely competitive and dominated by better known brand names. We believe that our competitive strengths are having an experienced supplier and bottler supporting our effort and perhaps above all, a superior product at a lower cost compared to our competitors.

There are many well known mineral water companies offering their products in the United States. Among the better known brands are: Evian, Perrier, San Pellegrino, Poland Springs, Saratoga Vichy, Henniez and a wide number of lesser known brands. We believe we can effectively compete because AcquaViva Suisse is prepared to furnish its bottled mineral water product at a reduced price as part of its overall plan to expand its business to include the US market. Further, our costs of doing business, we expect, shall be contained since our distributors will be compensated only by the volume of sales they generate in their exclusive and respective geographical territories.

Marketing concepts include introductory premiums, product bonuses, volume discounts and at the outset all that may be reasonably and prudently required to enhance brand name and engender customer loyalty.

Note:
Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its

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marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We will directly market to our primary target, wholesale food and beverage distributors, in the US. We shall also solicit major US food market chains, some of whom are currently buying Italian mineral water for retail sales in their stores, with the expectation of offering a competitive product at a reduced cost. As a rule, we are seeking a 10-20% mark up on our costs.

On the one hand our marketing effort is concentrated which in turn helps minimize marketing costs. On the other hand, dependence on too few distributors creates a risk wherein success in entering a broader market is limited.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

None.

As of _____/_____/_____ $__________
(a recent date)

As of_____/_____/_____ $__________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

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Not applicable

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

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At the present time, the company has no employees other than its President who devotes his time on an as needed basis to the Company's business. No collective bargaining agreements are contemplated. Staff and administrative employees will be hired on an as needed basis and their number will depend upon the Company's rate of growth. Sales personnel will not be employees but will be outsourced independent contractors.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

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Our administrative offices are currently located at Corso San Gottardo 25/4, Casella Postale 1553, Chiasso 6830, Switzerland. We are gratuitous guests at our President's Swiss office until such time as our activities require additional space and accomodations and the Company is in a financial position to meet those needs.

Our registered statutory office is located at 16192 Coastal Highway, Lewes, Delaware 19958-3608. Our fiscal year end is December 31st.

We plan to lease office space on an "as and when needed" basis; the same concept of expansion will apply to hiring persone~~n~~nel and office staff. We do not intend to incur the cost of warehousing since all shipments to distributors will be direct to them from our Swiss supplier.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

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We have entered into an exclusive agreement with AcquaVivaSuisse, a Swiss based mineral water company where they have committed to bottle, label and ship mineral water at a fixed price below their published price list. We have an eighteen month initial period to explore and develop a mineral water market in the US. Thereafter, the agreement with AcquaVivaSuisse is renewable year to year conditioned upon the Company reaching minimum annual sales volumes. AcquaViva Suisse is presently the Company's sole supplier.

The Company has not spent any money for research and development this past fiscal year. There is no estimate of the amount expected to be spent this year nor is there any estimate of how much may be expended in terms of percentage of sales versus revenues.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The United States Food and Drug Administration (FDA) regulates bottled water as a food. The Federal Food, Drug, and Cosmetic Act (FFDCA) provides the FDA with broad regulatory authority over food that is introduced or delivered for introduction into interstate commerce. Under the FFDCA, manufacturers are responsible for producing safe, wholesome and truthfully labeled food products, includine bottled water products. It is a violation of the law to introduce into interstate commerce adulterated or misbranded products that violate the various provisions of the FFDCA. FDA has established specific regulations for bottled water in Title 21 of the *Code of Federal Regulations* (21 *CFR*), including standard of identity regulations (21 *CFR* § 165.110[a]) that define different types of bottled water, such as spring water and mineral water, and standard of quality regulations (21 *CFR* §165.110[b]) that establish allowable levels for contaminants (chemical, physical, microbial and radiological) in bottled water. The FDA also has established Current Good Manufacturing Practice (CGMP) regulations for the processing and bottling of bottled drinking water (21 *CFR* part 129). Labeling regulations (21 *CFR* part 101) and CGMP regulations (21 *CFR* part 110) for foods in general also apply to bottled water. Bottled water is one of the few foods for which FDA has developed specific CGMP regulations or such a detailed standard of quality.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Not applicable.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

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Not applicable.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. Event or Expected manner of Date or number of months Milestone occurrence or method of after receipt of proceeds achievement when should be accomplished.

We were organized in November 2007 and other than an initial sale of shares to our founder and the negotiation and execution of a contract with our Swiss bottled water supplier, have not yet conducted any income producing business.

Our agreement with our Swiss mineral water supplier provides, among other things, the following conditions:

(1) from January 2008 to 30 June 2009 no minimum volume is required to be ordered or paid for;

(2) from July 1 2009 through June 30, 2010 we must order and pay for 500,000 liters of bottled mineral water;

(3) from July 1, 2010 and every 12 month period thereafter we must order and pay for a minimum of 500,000 liters each year in order to retain our exclusive US distribution agreeement from year to year.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

In the event we fail to order and pay for 500,000 liters of bottled mineral water in the above stated periods we will forfeit our exclusive marketing license with our Swiss supplier/bottler.

Note:
After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
Total $ 0—— ($ 0—— per share)

The Company has yet to commence business since its founding in November 2007. Accordingly, there are no after tax earnings (or losses) to date. ~~None. Not applicable~~

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6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or
recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

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Not applicable.

Offering Price Per Share = ______________________
Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
Net tangible book value: ($4,609) ($0.046) per share)
~~$ ($ per share)~~

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If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company is a start up; with no business record or financial results upon which to attract meaningful initial (seed) investor capital. Management's arbitrary determination of the $2.00 share price to the public results in an immediate dilution of ($1.19)to the public shareholder. ~~Not applicable.~~

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(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

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In December 2007, a total of 100,000 shares of Common Stock was issued in exchange for cash in the amount of $4,500 or $.045 per share to Westor Finance Establishment, a Vaduz corporation, where Dominick J Porto is Managing Director and beneficial owner of economic interests.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or
conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

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If the maximum is sold: 50%
If the minimum is sold: there is no precise information since this is a "best efforts" offering and we are not in a position to determine how many shares, if any, will be sold.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: ~~$134,500~~ $0.98 *
If the minimum is sold: $0.46 ~~$ 4,500~~*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: This is ~~not applicable~~ not a factor in the Company's capital structure since there are no conversion rights, options or warrants outstanding that would affect same.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ not applicable .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Not applicable.

Note:
After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

~~If Minimum Sold : not applicable~~

~~If Maximum Sold :~~

	If Maximum Sold	If only		If Minimum Sold
Total Proceeds	$200,000 – 100%	$100,000 sold -100%		$4,500 – 100%
Less: Offering Expenses				
Commissions	20,000 – 10%	10,000	10%	$0
Non-accountable broker expenses:	6,000 – 3%	3,000 -	3 %	$0
Legal & Accounting	25,000 – 12,5%	25,000	25%	$4500 - 100%
Copying & Advertising	10,000 – 5%	10,000	10%	$0
Other (Specify):				
web site				
Internet				
Printing/mailing	9,000 – 4,5%	9,000	9%	$0

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Net Proceeds from Offering	$130,000 -65%	$43,000 -	43%	$4,500 - 100%
Use of Net Proceeds General corporate purposes				
Total Use of Net proceeds	$130,000 - 100%	$43,000 -	100%	$4,500 - 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

In the event of a susbstantial shortfall in subscriber funds the Use of Proceeds set forth in 9(a) will be prioritized as follows:

(i)Repayment to Dominick J. Porto of loans made by him to the Company (ii) payment of legal and accounting fees and (iii) a proportionate reduction in the marketing and development expenditures

There is no provision for priority of payment in the event all of the shares offered are not sold. The Company has agreed with its founder and only shareholder that where there is a shortfall of actual expenses, Dominick J. Porto, will advance the funds necessary, either in the form of a loan or issuance of additional shares of common stock, to meet those obligations.

Note:
After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

There is no provision for obtaining alternative, supplemental or contingent funds. In the event the Company fails to attain its business goals it may be forced to discontinue it business plans.~~Not applicable~~

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

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11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Other than the loan advances from Dominick J. Porto the Company has no debts, due or to become due nor are there unsatisfied judgments, liens or other financial obligations, such as trade payables. There are no current plans to resolve such unforeseen financial obligations should they occur. Management expects to confront such exigencies on a case by case basis should and if they arise.
~~Not applicable~~

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company does not know if the amount of money it will raise in this offering will be sufficient to do what it wants to do. The proceeds of this offering may be nominal. In the event additional funds are required the source(s) of same is presently unknown. There is no alternative source of funds and in the event of a capital shortfall the result of such could force the Company to cease operations and abandon its business plan. Management has considered the possibility of a merger or other combination, such as a joint venture, with an entity with greater financial strength than that demonstrated by the Company

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding
As of: 9/30/08
As Adjusted / / (date) Minimum Maximum

Debt:
Short-term debt (average interest rate 0 ~~%~~%) $ ~~______~~ 3,500 $ ________
$ ________

Long-term debt (average interest rate ~~___%~~ 0%) $5,000 ________ $ ________
$ ________

Total debt $ ~~______~~ 8,500 $ ________ $ ________

Stockholders equity (deficit): ($4,609)
Preferred stock – par or stated value (by class of preferred in order of preferences)

________ None ________ $ ________ $ ________ $ ________
________ $ ________ $ ________ $ ________
________ $ ________ $ ________ $ ________

Common stock – par or stated value $100 ________ $ ________ $ ________

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Comment [SSK5]: This page needs to be filled in. We sahould be able to do it fom the last balance sheet. I assume that there has been no changes since then.

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Additional paid in capital $4,400 ____ $____ $____
Retained earnings (deficit) $(9,109) ____ $____ $____

Total stockholders equity (deficit) $(4,609) ____ $____ $____
Total Capitalization $3,891$ ____ $____ $____
____ $____ $____ $____

Number of preferred shares authorized to be outstanding: none

Class of Preferred	Number of Shares Authorized	Par Value Per Share
____	____	$____
____	____	$____
____	____	$____

Number of common shares authorized: 1,000,000 ____ shares. Par or stated value per share, if any: $.001 ____

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ____ N/A s—shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ]
Other: ____
____

15.
These securities have:
Yes No
[ ] [x] Cumulative voting rights
[ ] [x] Other special voting rights
[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [x] Other special rights or preferences (specify):
____

Explain:

16. Are the securities convertible?
[ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities:
(1) What is the interest rate?________%
If interest rate is variable or multiple rates, describe:

Not applicable

(2) What is the maturity date?____ /____ /____

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If serial maturity dates, describe:

(3)
Is there a mandatory sinking fund? [ ] Yes [x] No
Describe:

(4)
Is there a trust indenture? [ ] Yes [x] No
Name, address and telephone number of Trustee
(5)
Are the securities callable or subject to redemption? [ ] Yes (x) No
Describe, including redemption prices:

(6)
Are the securities collateralized by real or personal property? [ ] Yes [x] No
Describe: ____________
(7)
If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

Not applicable

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

Not applicable

How much indebtedness is junior (subordinated) to the securities?

Not applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

Actual Pro Forma
Minimum Maximum
"Earnings" =
"Fixed Charges"

____________ ____________ ____________
If no earnings
show "Fixed Charges" only ____________ ____________ ____________

No activity. Not applicable

Note:
Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely

made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [ ] Yes [x] No
Are securities callable? [ ] Yes [x] No
Explain:

Not applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ____________

None. Not applicable

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None. Information, if any pertinent, to be filed by amendment

Name: _______________________ Name: _______________________
Address: _______________________ Address: _______________________

Telephone No.: ( ) _________________ Telephone No.: ( ) _________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

The Company's President will offer the Company's shares and will not receive sales commissions or other compensation for shares susbscribed through his efforts.

Note:
After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Dominick J Porto
Address: Corso San Gottardo 25/4 - Casella Postale 1553
6830 Chiasso - Switzerland

Formatted: Italian (Switzerland)

Telephone No.: (US)direct: 646 7367634

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes[x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes(x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Presently cannot be determined.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chairman of the Board/President
Name: Dominick J Porto Age: 75 yrs
Office Street Address: (1) 3425th fl - 605 Third Avenue, New York, NY 10158
(2) Corso San Gottardo 25/4 - Casella Postale 1553
6830 Chiasso - Switzerland
Telephone No.: (1) 646 736 7634 (USA direct)

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Formatted: Italian (Switzerland)

(2)+41 91 994 4990 (Switzerland)

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self employed attorney at law; Managing Director, Westor Finance Establishment - investment banking loans and financing.

Education: BS in Elementary Education, State University of New York at New Paltz, New York - June 1955
Juris Doctor - law degree, New Yok Law School, New York, NY June 1961

Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

As much time as required; curently estimated at 10 hrs per week

30. Chief Operating Officer:
Title:

Name:
Age:
Office Street Address: Telephone No.: ( )
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

See answer to question 29.

31.
Chief Financial Officer: Title:

Name:
Age:
Office Street Address: Telephone No.: ( )
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

See answer to question 29.

~~32. Other Key Personnel:~~

32. Other Key Personnel:

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~~(A) Name:~~

~~Age:~~
~~Title:~~
~~Office Street Address: Telephone No.: ( )~~
~~Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.~~
~~Education (degrees, schools, and dates):~~
~~Also a Director of the Company [ ] Yes [ ] No~~
~~Indicate amount of time to be spent on Company matters if less than full time:~~

~~Not applicable~~

-(BA) Name:

Age: ____________
Title: ____________
Office Street Address: Telephone No.: ( ) ____________
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable

DIRECTORS OF THE COMPANY

33. Number of Directors: three

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable

34. (A) Name: Harriet Evans Porto
Age: 64
Title: Vice President / Secretary

Address: 44 Gramercy Park North, New York, NY 10010
Telephone No.: (212) 529 7634

Name of employers:
Ms. Porto has over 20 years of marketing and management experience in the professional services industry. She was the director of marketing for the Grad Partnership, architects in Newark, NJ from 1985 to 1994. She served as chairperson of the Interiors Committee of the American Institute of Architects (NY); Board Member of the Newark (NJ) Development Corporation; Board Member of the Metropolitan Better Business Bureau (Newark, NJ) and current President of Americans in Milano (A.I.M.) an affiliate of The Benvenuto Club of Milan, Italy. Commencing in 1994 and up to 1998 she was Office Administrator at the Thornwater Company, L.P., a securities broker dealer in New York City. Ms. Porto was CEO of the Thornwater Children's Fund where she was responsible for the distribution of funds for the needy. She currently assists in the management of her family's private business interests in the US and Europe. Ms Porto is currently engaged as an independent special events consultant; organizing special events e.g. business seminars during past five years.

Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

On an as needed basis currently approximately 5 hours per month.

34. Information concerning outside or other Directors (i.e. those not described above):
(BA) Name: Boris Todoroff
Age: 38

Title: Member of the Board of Directors
Office Street Address: Via Buffi 2, 6900 Lugano, Switzerland

Telephone No.: (+41)91 2344530
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

From 2003 to date:

(1) Westor OnLine Sagl - CEO - real estate brokers, investors, developers in Italy, Switzerland and the US

(2) AcquaViva Suisse - President and CEO - suprervises three employees - distributors of mineral water in the Canton of Ticino Switzerland - initiated and continues to market mineral water sales and distribution in the Italian Canton in Switzerland. Started the Company from ground zero and has brought sales in 2007 to SF 4,000,000 (USD $4,000,000 approximately) per year.

Education (degrees, schools, and dates):
Graduate in April 1990 of Universita' Cattolica, Milano, Italy - with a Bachelor's Degree in Business and Economics.

(CB) Name:

Age:
Title:
Office Street Address: Telephone No.: ( )
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name:

Age:
Title:
Office Street Address: Telephone No.: ( )
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[x] Yes [ ] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Boris Todoroff is the owner of 95% equity in AcquaViva Suisse and its CEO. The issue of granting an exclusive distribution license to the Company for its US market activites in not a matter of conflict of interest. Mr. Todoroff is not a shareholder in the Company. In a relatively short time (5+ years)Mr Todoroff has successfully launched and grown AcquaViva Suisse from a start up to a successful bottle water company in the Cantone Ticino, Switzerland where the company owns a warehouse, two delivery trucks and 3 full time employees.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Boris Todoroff founded AcquaViva Suisse in 2003. The company maintains offices in Lugano, Switzerland; and recently purchased a warehouse/ storage facility in Mendrisio, also in the Ticino Canton of Italian Switzerland. Mr Todoroff supervises a staff of three. AcquaViva Suisse commenced its activities as a developmental stage company, increasing its activities incrementally, beginning with one employee /delivery driver and growing to s second driver /warehouse manager and bookkeeper / controller.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable

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36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note:
After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

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PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total

Name: Westor Finance Establishment*

Common stock	$0.045	100,000	100%	50%

Office Street Address:
Corso San Gottardo 25/4
Casella Postale 1553
CH-6830 Chiasso Switzerland

Formatted: English (U.S.)

Telephone No. (+41)91 994-4990
Principal business activity: finance - investment banking

* Dominick J. Porto, the Company's president is Managing Director of Company's sole shareholder and the beneficial owner of the shares.

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering:shares (100% of total outstanding)

After offering: a) Assuming minimum securities sold: 100,000 shares (100% of total outstanding)

There is no minimum offering of securities.

b) Assuming maximum securities sold: 100,000 shares (50% of total outstanding) (Assume all options exercised and all convertible securities converted.)

There are no options or convertible securities issued or outstanding.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Harriet Evans Porto, Director, Vice President and Secretary is the wife of Dominick J. Porto, Chairman of the Board, Presiden and CEO.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

None. ~~Not applicable.~~ Compensation terms to Company officers and directors are not expected to change in the foreseeable future.

Cash Other

Chief Executive Officer $____________ $____________
Chief Operating Officer ____________ ____________

Chief Accounting Officer ______________ ______________
Key Personnel:

Others:

Total:
$______________ $______________

Directors as a group (number of persons__) $______________ $______________

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Not applicable.

(c) If any employment agreements exist or are contemplated, describe:

Not applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Formatted: English (U.S.)

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Not applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Currently there is no provision to substitute or replace Dominick J. Porto the Company's CEO. It is management's opinion that given the Company's current start up phase does not warrant such consideration. However, depending up the degree of activity the Company expect to generate will cause a reconsideration of this issue at such appropriate time.

Note:
After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible,

of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None. Not applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: ____________________

Address: ____________________

Telephone No. ( )____ - ____________

Note:
Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Should the Company fail to order and pay for the minimum number of liters of mineral water (see question) in any one annual renewal period it will lose its only supplier/source of mineral water. Although management is actively seeking alternate suppliers none has been identified or contracted at the present time.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Comment [SSK6]: I think this is where you would add a discussion of any contingency plans[e.g seek out a merger candidate.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We are a start-up company with no prior operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Not applicable.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable.

~~* * * * * * * * * * *~~

~~OFFERING CIRCULAR MODEL B.~~

~~Item 1. Cover Page~~

~~The cover page of the offering circular shall include the following information:~~

~~(a) Name of the issuer;~~
~~(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;~~
~~(c) Date of the offering circular;~~
~~(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);~~
~~(e) The statement required by Rule 253;~~
~~(f) The table(s) required by Item 2;~~
~~(g) The name of the underwriter or underwriters;~~
~~(h) Any materials required by the law of any state in which the securities are to be offered;~~
~~(i) If applicable, identify material risks in connection with the purchase of the securities; and~~
~~(j) Approximate date of commencement of proposed sale to the public.~~
~~Instruction:~~

~~Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.~~

~~Item 2. Distribution Spread~~

~~(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).~~

~~Price~~
~~to public~~
~~Underwriting~~
~~discount and~~
~~commissions~~
~~Proceeds~~
~~to issuer or~~
~~other persons~~
~~Per unit~~
~~Total~~

~~If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.~~

~~22~~

~~Price~~
~~to public~~
~~Underwriting~~
~~discount and~~
~~commissions~~
~~Proceeds~~
~~to issuer or~~
~~other persons~~
~~Total Minimum~~
~~Total Maximum~~

~~Instructions~~

~~1.~~
~~The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.~~
~~2.~~
~~Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.~~
~~3.~~

Formatted: English (U.S.)

~~Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or~~
~~not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement,~~
~~has been cleared with the National Association of Securities Dealers, Inc.~~
~~4.~~
~~If the securities are not to be offered for cash, state the basis upon which the offering is to be made.~~
~~5.~~
~~If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.~~
~~(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete~~
~~discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered~~
~~and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal~~
~~stockholders and underwriters (including any affiliates thereof).~~
~~(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the~~
~~issuer, should be disclosed in a footnote to the table.~~
~~Item 3. Summary Information, Risk Factors and Dilution~~

~~(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering~~
~~circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the~~
~~principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such~~
~~matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods,~~
~~an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is~~
~~engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual,~~
~~or the method of determining the market price where no market currently exists. Issuers should avoid generalized~~
~~statements and include only those factors which are unique to the issuer.~~
~~(b) Where there is a material disparity between the public offering price and the effective cash cost to officers,~~
~~directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years,~~
~~or which they have a right to acquire, there should be included a comparison of the public contribution under the~~
~~proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances~~
~~where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value~~
~~per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share~~
~~attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the~~
~~immediate dilution from the public offering price which will be absorbed by such purchasers.~~
~~Item 4. Plan of Distribution~~

~~(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the~~
~~respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and~~
~~state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.~~
~~23~~

Formatted: English (U.S.)

Formatted: English (U.S.)

Formatted: English (U.S.)

~~(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.~~
~~(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.~~
~~(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.~~
~~(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.~~
~~(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.~~
~~Instruction:~~

Formatted: English (U.S.)

~~Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.~~

~~Item 5. Use of Proceeds to Issuer~~

~~State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.~~

~~Instructions:~~

~~1.~~
~~If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.~~
~~2.~~
~~Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.~~
~~3.~~
~~If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.~~

~~4.~~
~~If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness.~~
~~If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.~~
~~5.~~
~~If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.~~
~~6.~~
~~The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.~~
~~Item 6. Description of Business~~

~~(a) Narrative description of business.~~
~~(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in~~
~~24~~

~~business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:~~

~~(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.~~
~~(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.~~
~~(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.~~
~~(iv) The number of persons employed by the issuer, indicating the number employed full time.~~
~~(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.~~
~~(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry~~

Formatted: English (U.S.)

~~which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.~~

~~(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.~~

~~(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.~~

~~(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.~~

~~(b) Segment Data.~~

~~If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.~~

~~Item 7. Description of Property~~

~~State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.~~

~~25~~

~~Instruction:~~

~~What is required is information essential to an investor's appraisal of the securities being offered. Such information~~

Formatted: English (U.S.)

Formatted: English (U.S.)

Formatted: English (U.S.)

~~should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.~~

~~Item 8. Directors, Executive Officers and Significant Employees~~

~~(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:~~
~~(1) directors;~~
~~(2) persons nominated to chosen to become directors;~~
~~(3) executive officers;~~
~~(4) persons chosen to become executive officers;~~
~~(5) significant employees.~~
~~Instructions:~~

~~1.~~
~~No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.~~
~~2.~~
~~The term "executive officer" means the president, secretary, treasurer, any vice president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.~~
~~3.~~
~~The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.~~
~~(b) Family relationships.~~
~~State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.~~
~~Instruction:~~

~~The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.~~

~~(c) Business experience.~~
~~Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure~~

~~of this prior business experience. What is required is information relating to the level of his professional~~
~~competence which may include, depending upon the circumstances, such specific information as the size of the~~
~~operation supervised.~~

~~(d) Involvement in certain legal proceedings.~~

~~Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become~~
~~a director or executive officer of the issuer.~~

~~(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal~~
~~agent or similar officer was appointed by a court for the business or property of such person, or any partnership~~
~~in which he was general partner at or within 2 years before the time of such filing, or any corporation or business~~
~~association of which he was an executive officer at or within two years before the time of such filing;~~

~~26~~

~~(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).~~

~~Item 9. Remuneration of Directors and Officers~~

~~(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest~~
~~paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons~~
~~in the group referred to above without naming them.~~

~~Name of individual Capacities in~~
~~or identity remuneration Aggregate~~
~~of group was received remuneration~~

~~Instructions:~~

~~1.~~
~~In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value~~
~~thereof, state in a note to the table the nature and amount thereof.~~

~~2.~~
~~This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.~~

~~(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or~~
~~arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how~~
~~each plan operates, any performance formula or measure in effect (or the criteria used to determine payment~~
~~amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and~~
~~any recent material amendments to the plan. Information need not be furnished with respect to any group life,~~
~~health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in~~
~~favor of officers or directors of the registrant and which are available generally to all salaried employees.~~

~~Item 10. Security Ownership of Management and Certain Securityholders~~

~~(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form~~

~~indicated, with respect to voting securities held of record by:~~
~~(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of~~
~~the issuer's officers or directors have received a salary in the past twelve months, this item should be responded~~
~~to for every officer and director;~~
~~(2) all officers and directors as a group;~~
~~(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject~~
~~to outstanding options.~~

~~(1)~~
~~Title~~
~~of~~
~~Class~~
~~(2)~~
~~Name and~~
~~address~~
~~of owner~~
~~(3)~~
~~Amount~~
~~owned before~~
~~the offering~~
~~(4)~~
~~Amount~~
~~owned after~~
~~the offering~~
~~(5)~~
~~Percent~~
~~of Class~~

~~Instruction:~~

~~Column (4) need not be responded to if the information would be the same as that appearing under column (3).~~

~~(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities~~
~~described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other~~
~~than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting~~
~~securities, the information required by the table should be provided with respect to such person.~~
~~(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a)~~
~~above with respect to securities that are not entitled to vote.~~
~~(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to~~
~~purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in~~
~~subsection (a) above:~~
~~27~~

~~Name of~~
~~holder~~
~~Title and amount~~
~~securities called~~
~~for by options,~~
~~warrants or rights~~
~~Exercise~~

Formatted: English (U.S.)

~~price~~
~~Date of~~
~~Exercise~~

~~Instruction:~~

~~Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.~~

~~(c) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.~~
~~Item 11. Interest of Management and Others in Certain Transactions~~

~~Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:~~

~~(1) Any director or officer of the issuer;~~
~~(2) Any nominee for election as a director;~~
~~(3) Any principal securityholder named in answer to Item 10(a);~~
~~(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer;~~
~~(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.~~
~~Instructions:~~

~~1.~~
~~No information need be given in answer to this item as to any transaction where:~~
~~(a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;~~
~~(b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;~~
~~(c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or~~
~~(d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro rata basis by all of the holders of securities of the class.~~

2.

It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions.

A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

28

Formatted: English (U.S.)

(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

Formatted: English (U.S.)

(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3.

Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

Formatted: English (U.S.)

4.

Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5.

As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6.

Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

29

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

~~The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.~~

~~Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.~~

~~Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.~~

~~The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.~~

~~Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.~~

~~(1)~~
~~Balance Sheet —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.~~
~~(2)~~
~~Statements of income, cash flows, and other stockholders equity — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.~~
~~Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of~~

Formatted: English (U.S.)

~~a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.~~

Formatted: English (U.S.)

~~30~~

~~(3) Financial Statements of Businesses Acquired or to be Acquired.~~
~~(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:~~
~~(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or~~
~~(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.~~
~~(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.~~
~~(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.~~
~~(ii) These financial statements need not be audited.~~
~~(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.~~
~~(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.~~
~~(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.~~
~~(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.~~
~~(4) Pro Forma Financial Information.~~
~~(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method):~~
~~(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;~~
~~(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business~~

~~combination to be accounted for by either the purchase method or pooling of interests method of accounting~~
~~has occurred or is probable.~~
~~(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).~~
~~(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma~~
~~adjustments, and the pro forma results and should include the following:~~
~~(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period,~~
~~pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year~~
~~and interim period, if any, or~~
~~(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance~~
~~sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance~~
~~sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined~~
~~operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests,~~
~~pro forma statements of income for all periods for which income statements of the registrant are required.~~
~~31~~

PART III — EXHIBITS

Item 1. Index to Exhibits

A - Articles of Incorporation	pages
B - By Laws	pages
C - Distribution Agreement	pages
D - Financial Statements	pages
E - Consent of Paula S Morelli CPA	page
F - Opinion and Consent of Simon S Kogan, Esq.	pages
G - Funding and loan Agreement	page
H - Form of Subscription Agreement	pages

~~(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.~~
~~(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.~~
~~(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.~~
~~(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.~~
~~Instructions:~~

~~1.~~
~~Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.~~
~~2.~~
~~If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.~~
~~3.~~
~~Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.~~
~~Item 2. Description of Exhibits~~

~~As appropriate, the following documents should be filed as exhibits to the offering statement.~~

~~(1)~~
~~Underwriting Agreement —Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.~~
~~(2)~~
~~Charter and by-laws — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.~~
~~(3)~~
~~Instruments defining the rights of security holders —~~
~~(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to~~

~~(i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all~~
~~subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.~~
~~(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon~~
~~request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries~~
~~for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to~~
~~this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total~~
~~assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of~~
~~securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued~~
~~pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or~~
~~redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.~~

~~(4)~~

~~Subscription agreement — The form of any subscription agreement to be used in connection with the purchase of~~
~~securities in this offering.~~

~~(5)~~

~~Voting trust agreement — Any voting trust agreements and amendments thereto.~~

~~(6)~~

~~Material contracts~~

~~(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed~~
~~in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before~~
~~such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has~~
~~succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial~~
~~interest.~~

~~32~~

~~(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries,~~
~~it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following~~
~~categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract~~
~~to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or~~
~~underwriters are parties except where the contract merely involves the purchase or sale of current assets having~~
~~a determinable market price, at such market price; (ii) any contract upon which the issuer's business is~~
~~substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or~~
~~services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any~~
~~franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which~~
~~the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any~~

~~property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.~~

~~(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.~~

~~(7)~~

~~Material foreign patents — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.~~

~~(8)~~

~~Plan of acquisition, reorganization, arrangement, liquidation, or succession — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.~~

~~(9)~~

~~Escrow agreements — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.~~

~~(10) Consents —~~

~~(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information~~

~~in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.~~

~~(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.~~

~~Consent and Certification by Underwriter~~

~~1.~~

~~The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.~~

~~33~~

~~2.~~

~~The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.~~

~~3.~~

~~If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.~~

____

~~(Underwriter)~~

~~By~~ ______________________________

~~Date~~ ____/____/____

~~(d) All written consents shall be dated and manually signed.~~

~~(11) Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.~~

~~(12) Sales Material — Any material required to be filed by virtue of Rule 256.~~

(13) "Test the Water" Material — Any written document or broadcast script used under the authorization of Rule 254.
(14) Appointment of Agent for Service of Process — A Canadian issuer shall provide Form F-X.
(15) Additional exhibits — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.
34

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ______________________, State of ________________, on ________________, 20__.

(Issuer) ______________________________

By (Signature and Title) ______________________________

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________________

(Title) ______________________________

(Selling security holder) ______________________________

(Date) ______________________________

Instructions:

1.
The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.
2.
The name of each person signing the offering statement shall be typed or printed beneath the signature.
35

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dominick J Porto, Chief Executive Officer,

Chief Financial Officer, Member and Chairman

Of the Board of Directors

Dated: March 31, 2009

Harriet Evans Porto, Vice President,

Treasurer and Director

Dated: March 31, 2009

Boris Todoroff, Director

Dated: March 31, 2009

EXHIBIT

A

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VECCHIO PONTE MINERAL WATER CO.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF NOVEMBER, A.D. 2007, AT 1:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

4459789 810

071237499

AUTHENTICATION: 6176262

DATE: 11-20-07

CERTIFICATE OF INCORPORATION
OF
Vecchio Ponte Mineral Water Co.

FIRST: The name of the corporation is: **Vecchio Ponte Mineral Water Co.**

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is **1,000,000** shares having a par value of **$ 0.001** per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Richard H. Bell in care of Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958-9776. The powers of the incorporator are to file this certificate of incorporation, approve the by-laws of the corporation and elect the initial directors.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, Richard H. Bell, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 19th day of November, 2007.

Signed and Attested to by: Richard H. Bell

Richard H. Bell, Incorporator
HARVARD BUSINESS SERVICES, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:38 PM 11/19/2007
FILED 01:18 PM 11/19/2007
SRV 071237499 - 4459789 FILE

EXHIBIT

B

BYLAWS

OF

VECCHIO PONTE MINERAL WATER COMPANY

A Business - For Profit Corporation

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 100 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the shareholders may be called by the Board of Directors, Chairman of the Board or President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the shareholders shall be held at such place within or outside of the State of Delaware as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced

at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of his ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meetings

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Certificate of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than noon, US East Coast time, on the third day prior to the meeting or by telegram, written message or orally not later than noon, US East Coast time time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him for that purpose, or, if none has been so designated, at his last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold office for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to such shareholders.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing The Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than sixty days before the date of such meeting, nor more than sixty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than one nor more than ten, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided, however, that no decrease shall shorten the term of an incumbent director. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be one.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum of Directors and Action by the Board

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the

shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE III

OFFICERS

1. Election of Officers

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed, and until his successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his term of office shall extend to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurers

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of New York or at the office of its transfer agent or registrar in the State of Texas, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. The shares may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Delaware; (b) the name of the person or persons to whom issued; and (c) the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying

document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein above provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his name as trustee or into the name of his nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws of such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

EXHIBIT

C

VECCHIO PONTE MINERAL WATER COMPANY

29 November 2007

Mr Boris Todoroff
AcquavivaSuisse
Via Buffi 2
6900 Lugano

Dear Boris:

We herewith confirm our verbal agreement regarding the marketing and distribution of your mineral water in the United States (USA).

You have been advised our company, Vecchio Ponte Mineral Water Company (VP) is a recently organized Nevada (US) corporation whose purpose is to engage in the marketing and distribution of mineral water in the USA.

We agree VP is granted the exclusive right, pursuant to the terms and conditions hereinafter set forth, to market and develop a distribution network in the USA for the sale of mineral water, currently sold by you in Switzerland under the name ***ACQUAVIVA SUISSE.***

During the term of this agreement VP is granted full use of the name Acquaviva Suisse, or at our option, VP may market the mineral water under any other brand name of our choosing. This agreement shall remain in full force and effect commencing on January 1, 2008 and shall be renewed from year to year conditioned however upon VP achieving the following volume of sales:

<u>Period</u>	<u>Sales volume</u>
1 January 2008 to 30 June 2009	no minimum required
1 July 2009 to 30 June 2010	500,000 liters per year and the same annual

volume of 500,000 liters per year in every subsequent year thereafter.

Price per liter to be paid by VP shall be 50% from your published dealer price which we understand may be modified from time to time; all shipments shall be paid upon arrival at the port of New York by irrevocable – divisible – letter of credit and C.I.F. (costs including freight); payment is further conditioned upon each shipment containing a certified laboratory report (analysis) and must comply with all US FDA regulations regarding the importation and sale of mineral water, both bottled and natural, in the USA.

Vecchio Ponte Mineral Water Company (a Delaware USA corporation) Registered Office at 16192 Coastal Highway, Lewes Delaware 19958-3608 : telephone (646) 736 7634 fax (509 692 1110

Administrative office: Corso San Gottardo 25/4 – CH-6830 Chiasso, Switzerland : telephone +41 91 994 4990 –
email info@westar.com

29 November 2007
Boris Todoroff
Page 2

All containers shall be properly labeled, at your cost, but in the event VP elects to create its own label/design it may do so at its own cost but it is to be affixed by you.

If the foregoing expresses our understanding and agreement please indicate your acceptance of same by signing and returning the enclosed copy of this letter to us.

FOR ACCEPTANCE AND AGREEMENT

Acquavivasuisse

by ______________________
Boris Todoroff

Vecchio Ponte Mineral Water Company

by ______________________
Dominick J. Porto, President

EXHIBIT

D

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Index to Financial Statements

PAULA S. MORELLI, CPA P.C.
21 MARTHA STREET
FREEPORT, NY 11520
(516) 378-4258

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Stockholder of
Vecchio Ponte Mineral Water Co.

I have audited the accompanying balance sheets of Vecchio Ponte Mineral Water Co. (the Company), a development stage company, as of September 30, 2008 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the nine months then ended and for the period November 19, 2007(inception) to September 30, 2008. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vecchio Ponte Mineral Water Co., a development stage company, as of September 30, 2008 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the nine months then ended and for the period November 19, 2007(inception) to September 30, 2008 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Paula S. Morelli CPA

Paula S. Morelli CPA

Freeport, New York
November 24, 2008

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Balance Sheets

	September 30, 2008	December 31, 2007
Assets		
Current Assets		
Cash	$3,891	$0
Total Assets	$3,891	$0
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accrued Expenses (Accounting)	$1,500	$0
(Auditing)	2,000	0
Total current liabilities	$3,500	$0
Other Liabilities:		
Loans payable to shareholder	$5,000	
Total liabilities	$8,500	
Stockholder's Equity:		
Common Stock, $.001 Par value,		
Authorized 1,000,000 shares		
Issued and Outstanding 100,000 shares	$ 100	$0
Paid-in-Capital in excess of par	$4,400	
Deficit Accumulated		
During Development Stage	($9,109)	$0
Total Stockholder's Equity (Deficit)	($4,609)	$0
Total Liabilities and Stockholder's Equity	$3,891	$0

See Notes to Financial Statements.

VECCHIO PONTE MINERAL WATER CO.

(A Development Stage Company)
Statement of Operations
For the Period November 19, 2007 (inception) to September 30, 2008

	January 1, to September 30 2008	November 19, (Inception) to December 31, 2007 (42 days)	Cumulative From November 19, 2007 (inception) to September 30, 2008
Filing Fees	$ 609	$ 0	$ 609
Accounting	1,500	5,000	6,500
Auditing	2,000		2,000
Totals	$ 4,109	$ 5,000	$ 9,109

See notes to financial statements

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
For the Period November 19, 2007 (inception) to September 30, 2008

	Common Stock $.001 par value		Additional Paid-In-Capital	Deficit Accumulated During Development Stage	Total Stockholder Equity
	Shares	Amount			
Shares sold to Officer and Director at $.001 per share in November 2007	100,000	$ 100	$4,400		$(4,609)
Net loss for Period November 19, 2007 (inception) to September 30, 2008				($9,109)	
Balances September 30, 2008	100,000	$100	$4,400	($9,109)	$(4,609)

See notes to financial statement

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Statement of Cash Flows
For the Period November 19 2007 (Inception)
To September 30, 2008

Cash flows from operating activities:	
Net income (loss)	($ 9,109)
Increase (decrease) in accounts payable	3,500
Net cash provided by (used for) operating activities	(5,609)
Cash flows from investing activities	0
Cash flows from financing activities:	
Sale of common stock	4,500
Proceeds from loan payable to sole stockholder, officer and director	5,000
Net cash provided by (used for) financing activities	9,500
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$ 3,891
Supplemental disclosures of cash flow information	
Interest paid	$ 0
Income taxes paid	$ 0

See notes to financial statements.

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Notes to Financial Statements
For the Period November 19, 2007 (Inception)
to September 30, 2008

NOTE 1 – ORGANIZATION

VECCHIO PONTE MINERAL WATER CO. (the "Company") was incorporated in the State of Delaware on November 19, 2007. From its office in Switzerland, the Company plans to market and distribute mineral water in the United States. This is pursuant to an agreement between the Company and ACQUAVIVA SUISSE signed on November 29, 2007. Pursuant to the terms of this agreement, the "Company" has exclusive rights to market and distribute in the United States mineral water currently sold by AquaViva Suisse in Switzerland under the name of ACQUAVIVA SUISSE.
The "Company" is obligated to sell a minimum of 500,000 liters per annum in the United States commencing July 1, 2009 and thereafter.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Company has been presented as a "development stage enterprise" in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises". Since inception, the Company's activities have been limited to organizational efforts, obtaining initial financing, and preparing a registration statement for its planned public offering. The Company had no revenues in the period from inception to September 30, 2008.

The financial statements have been compiled on a "going concern" basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as of September 30, 2008, the company had a working capital of $3,891. Since inception, the Company has had no revenues and has incurred a net loss of $9,109. These factors create uncertainty as to the Company's ability to continue as a going concern. The Company plans to improve its financial condition by obtaining new financing and commencing planned operations. However, there is no assurance that the Company will be successful in accomplishing these objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments – The Company's financial instruments consist of cash and cash equivalents which approximate fair value because of their short maturity.

VECCHIO PONTE MINERAL WATER CO.
(A Development Stage Company)
Notes to Financial Statements
For the Period November 19, 2007 (Inception)
to September 30, 2008

NOTE 3 – INCOME TAXES

No provision for income taxes has been recorded since the Company incurred a net loss for the period November 19, 2007 (inception) to September 30, 2008.

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Agreement for accounting services – In July 2008, the Company engaged an accountant to prepare certain financial statements. The agreement provides for a total fee of $1,500, which will be paid by December 31, 2008, in addition to which there is an additional auditing fee of $2,000.

Agreement for audit services – In November 2007, the Company engaged an auditor to audit certain financial statements. The agreement provides for a total fee of $5,000, which has been fully paid.

Rental agreement – The Company has been using office space provided by its sole officer and director at no cost to the Company.

Conflicts of interest – The sole officer and director of the Company is involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and his other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 – LOANS PAYABLE TO SHAREHOLDER, OFFICER AND DIRECTOR

The loans payable are non – interest bearing and are due on demand.

NOTE 6 – PLANNED PUBLIC OFFERING

The Company plans on filing a Form 1-A offering statement with the Securities and Exchange Commission in connection with a public offering of up to 100,000 shares of common stock at $2.00 per share, or $200,00 total.

EXHIBIT

E

PAULA S.MORELLI CPA P.C.
21 Martha Street
Freeport, NY 11520
Phone/ Fax (516) 378-4258

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vecchio Ponte Mineral Water Co.

I consent to the inclusion in this Offering Circular on Form 1-a of my report dated November 24, 2008 relating to the financial statements of Vecchio Ponte Mineral Water Co. for the period November 19, 2007 (inception) to September 30, 2008. I also consent to the reference to the firm under the heading "Experts" in this Circular.

Paula S. Morelli CPA P.C.

Freeport, New York
November 24, 2008

EXHIBIT

F

SIMON S.KOGAN
ATTORNEY AT LAW
27Weaver Street
Staten Island, New York 10312
Telephone: (718)984-3789
Email: Simonkogan@verizon.net

October 16, 2008

Vecchio Ponte Mineral Water Co.
9 East 45th Street
New York, NY 10017

Re: Disclosure Statement on Form 1-A
Offering of 100,000 shares of Common Stock

Gentlemen:

I have acted as counsel to Vecchio Ponte Mineral Water Co., a Delaware corporation (the "Company"), in connection with the registration under Regulation A promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), of 100,000 shares (the "Shares"), to be offered to the public by the Company.

In connection with rendering this opinion, I have examined executed copies of the Disclosure Statement and all exhibits thereto. I have also examined and relied upon the original, or copies certified to my satisfaction, of (i) the Articles of Incorporation and By-laws of the Company, (ii) minutes and records of the corporate proceedings of the Company with respect to the issuance of the Shares to be offered and related matters, and (iii) such other agreements and instruments relating to the Company as I deemed necessary or appropriate for purposes of the opinion expressed herein. In rendering such opinion, I have made such further investigation and inquiries relevant to the transaction contemplated by the Registration Statement as I have deemed necessary for the opinion expressed herein, and I have relied, to the extent I deemed reasonable, on certificates and certain other information provided to me by officers of the Company and public officials as to matters of fact of which the maker of such certificate or the person providing such other information had knowledge.

Furthermore, in rendering my opinion, I have assumed that the signatures on all documents examined by me are genuine, that all documents and corporate record books submitted to me as originals are accurate and complete, and that all documents submitted to me are true, correct and complete copies of the originals thereof.

Based upon the foregoing, I am of the opinion that the Shares of Common Stock to be issued and sold by the Company as described in the Registration Statement have been duly authorized for issuance and sale and when issued by the Company against

payment of the consideration therefor pursuant to the terms of the Offering will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Simon S. Kogan

Simon S. Kogan

EXHIBIT

G

DOMINICK J. PORTO

January 1, 2009

Vecchio Ponte Mineral Water Company

Corso San Gottardo 25/4

PO Box 1553

CH-6830 Chiasso

Re: Agreement to Provide Funds

Sir/ Madam:

We confirm our verbal agreement whereby I have agreed, at my sole discretion, to advance funds (the "Loan") to Vecchio Ponte Mineral Water Company (the "Company") upon the terms and conditions herein set forth. We acknowledge that to date I have advanced the Company approximately $7,000 and expect to continue to advance such funds on the same terms and conditions as heretofore.

The advances may be on an "as and when needed " basis. Concurrent with the delivery of funds the Company shall execute and deliver its Promissory Note (the "Note) to me or my assignee. Such advances are collectively deemed the "Loan" or "the Aggregate Loan".

We acknowledge the Company has filed a Registration Statement under Form 1-A with the US Securities and Exchange Commission (SEC) under file number 24-10230. All loan advances prior to and up to "Closing" shall be without interest. The Aggregate Loan will be paid in full at the Closing of the public offering. "Closing" is as defined in the Company's Registration Statement.

At Closing and in my sole discretion I may agree to accept less than full payment of the Aggregate Loan and in such event the terms and conditions for repayment of balances due, if any, shall be negotiated and such information will be filed with the SEC as an amendment to the Company's Registration Statement.

I consent that this document may be filed as an Exhibit to the Company's Registration Statement.

Dominick J. Porto

EXHIBIT

H

MARKED COPY

VECCHIO PONTE MINERAL WATER COMPANY

PRIVATE PLACEMENT OFFERING SUBSCRIPTION AGREEMENT

THE SECURITIES THAT ARE THE SUBJECT OF THIS SUBSCRIPTION AGREEMENT ARE BEING SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION AFFORDED BY REGULATION A UNDER THE SECURITIES ACT OF 1933, AS AMENDED (the "ACT"). AN OFFERING STATEMENT ON FORM 1-A HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Agreement effective this day of 2009 between Vecchio Ponte Mineral Water Company, ((the "Company" or "Issuer") a corporation organized and existing under the laws of the State of Delaware and the undersigned subscriber (the "Subscriber" or "Investor").

RECITALS:

A. The Company is financing itself by selling to accredited investors up to a total of 100,000 shares (the "Shares") of its common stock (par value $.001 per share) at a price of $2.00 per share. There is no minimum subscription amount. However if all Shares offered are subscribed. the aggregate purchase price could be up to $200,000.

B. Purchase of the Shares involves significant investment risks. These Shares are being sold in an Offering (the "Offering") pursuant to Regulation A, Rule 506.

C. This offering is being made on a "best efforts" basis. As a result there can be no assurance how many Shares will be sold during the Offering. However, the Company may utilize all proceeds from any Shares sold, regardless of how many are sold.

NOW THEREFORE, for and in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

Subject to the acceptance hereof by the Issuer, in its discretion, the Subscriber the hereby subscribes for the number of common shares and at the aggregate subscription price set forth below.

A copy of this agreement, acknowledging acceptance will be returned to the Subscriber as a receipt, the stock certificate will be delivered to each Investor within thirty (30) days after the close if this offering.

1. In connection with this subscription the undersigned hereby subscribes to

Number if shares _________________ at the offering price of $2.00 per share for the aggregate subscription price of $___________________ (multiply the number of shares X $2.00).

2. Payment of Purchase Price.

Concurrently with the delivery of this Agreement, the Subscriber has delivered a check or made a wire transfer in the amount set forth above in payment of the purchase price for the Shares. Checks shall be made payable to Vecchio Ponte Mineral Water Company, or wired funds shall be sent to the Company's bank account. Please contact the Company for wiring information.

3. Representations and Warranties of the Subscriber.

The subscriber hereby represents, warrants and acknowledges to the Company as follows:

(a) The undersigned is the sole and true party in interest and is not purchasing for the benefit of any other person.

(b) The undersigned has consulted with the advisor(s) named on the signature page, if any (such advisor(s) are hereinafter collectively referred to as the "Investor Representative");

(c) Subscriber and/or the Investor Representative (if any) hereby acknowledge receipt of the Company's disclosure statement on Form1-A, which includes, among other things, pertinent financial and business information regarding the Company and its present operations, together with all such other information as has been requested by Subscriber to the Company (all of which information Subscriber acknowledges as having read, analyzed and understood) so that the Subscriber may properly make an informed investment decision concerning the subscription for the Company's securities pursuant to which this Agreement is being made. The Subscriber has been given the opportunity to ask questions of, and receive answers from the Officers and Directors of the Company or the Company's representatives concerning the terms and conditions of this Offering and other matters pertaining to this investment. The undersigned understands that all books, records and documents of the Company relating to this investment have been and remain available for inspection by the undersigned and/or the Investor Representative (if any) upon reasonable notice.

The undersigned confirms that all documents requested by the undersigned and/or the Investor Representative (if any) have been made available, and that the undersigned has been supplied with all of the additional information concerning this investment that has been requested. In making a decision to purchase the Shares, the undersigned has relied exclusively upon information provided by the Company in writing or found in the books, records or documents of the Company;

(d) The undersigned and/or Investor Representative (if any) have such knowledge and experience in financial and business matters that they are capable of an evaluation of the merits and risks of this investment;

(e) The undersigned and the Investor Representative (if any) are aware that an investment in the Company is highly speculative and subject to substantial risks. The undersigned is capable of bearing the high degree of economic risk and burdens of this venture, including, but not limited to, the possibility of a complete loss of investment, the lack of a public market and limited transferability of the Shares, which make the liquidation of this investment impossible for the indefinite future;

(f) The offer to sell the Shares was directly communicated to the undersigned an officer of the Company or the Investor Representative (if any) in such a manner that the undersigned was able to ask questions of and receive answers from the Company or a person acting on their behalf concerning the terms and conditions of this transaction. At no time was the undersigned or the Investor Representative (if any) presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general advertising;

(g) The undersigned, if a corporation, partnership, limited liability company, trust or other entity, is authorized and duly empowered to purchase and hold the Securities, has its principal place of business at the address set forth on the signature page and has not been formed for the specific purpose of acquiring the Shares. The undersigned, if an individual, is over 21 years of age and is a citizen and resident of the state or country indicated herein;

(h) The Shares are being acquired solely for the undersigned's own account, for investment, and are not being purchased with a view to resale, distribution, subdivision or fractionalization thereof; The undersigned understands that the Shares are being sold pursuant to the limited offering exemption afforded by the Act and related state securities laws governing limited offerings.

(i)The undersigned and the Investor Representative have been informed of and understand the following:

(1) The Company has no operating history;

2) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation nor endorsement, of the Shares.

3) None of the following information has ever been represented, guaranteed or warranted to either the undersigned or the Investor Representative, expressly or by implication by any broker, the Company or agent or employee of the foregoing, or by any other person:

4) The approximate or exact length of time that the undersigned will be required to remain as a security holder of the Company;

5) The percentage of profit and/or amount or type of consideration, profit or loss to be realized, if any, as a result of an investment in the Company;

6) That the past performance or experience of the management or associates, agents, affiliates or employees or any other person will in any way indicate or predict economic results in connection with the operation of the Company or the return on the investment.

7) The undersigned has not distributed any information relating to this investment to any one other than the Investor Representative (if any) and no other person except the Investor Representative has used this information;

DELETE SUBPARAGRAPH 8 and 8(a)

8) The undersigned hereby agrees to indemnify and holds harmless the Company, each of the Company's officers, directors, representatives, employees and each person, if any,

who controls the Company (collectively, the "Indemnified Persons") from and against any and all liability, damage cost or expense incurred on account of or arising out of;

(a) Any inaccuracy in the declarations, representations and warranties of the Subscriber set forth herein; or (b). The disposition of any Shares by the undersigned, contrary to the .declarations, representations and warranties of the Subscriber set forth herein.

9) The Subscriber realizes that the Shares are speculative, illiquid and involve a high degree of risk, including the risks of receiving no return on the investment and of losing the investment in the Company;

10) The Subscriber is able to bear the economic risk of investment in the Shares, including the total loss of such investment;

11) The Subscriber believes that subscribing for the Shares pursuant to the terms of this Agreement is an appropriate and suitable investment for the Subscriber;

12) The Subscriber is a resident of the state set forth on the Subscriber's signature page hereto;

The Company reserves the right to request additional information from the Subscriber to verify the information represented by the Subscriber herein.

2. Investment Purpose in Acquiring the Shares.

The Subscriber acknowledges that the Shares have not been registered under the Act, or applicable state securities laws, and that such securities will be issued to Subscriber in reliance on the exemption from the registration requirements of the Act and related state securities laws, based in part on Subscriber's representations and undertakings contained herein, including Subscriber's investment intent. The Subscriber has no present intention to divide his participation with others or to resell or otherwise dispose of all or any part of the Shares. The Subscriber further understands and agrees that the Company shall be under no obligation whatsoever to include any of the Shares in any future registration statement filed under the Act.

3. Representations to Survive Delivery.
4.

The representations, warranties and agreements of the Company and of the Subscriber contained in this Agreement will remain operative and in full force and effect and will survive the payment of the purchase price pursuant to Section 2 above and the delivery of Shares.

4. Miscellaneous.

(a) Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior arrangements or understandings with respect thereto.

-

(b) Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, legal respective heirs, legal representatives, successors and assigns.

(b) Third Party Rights. Notwithstanding any other provisions of this Agreement, this Agreement shall not create benefits on behalf of any third party, and this Agreement shall be effective only as between the parties hereto and their respective successors, heirs and permitted assigns.

(c) Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

(d) Notices. Any notice hereunder to or upon either party hereto shall be deemed to have been duly given for all purposes if (a) in writing and sent by (i) messenger or an overnight courier service against receipt, or (ii) certified or registered mail, postage paid, return receipt requested, or (b) sent by telegram, telecopy, telex or similar electronic means, provided that a written copy thereof is sent on the same day by postage paid first class mail, to such party at the following address:

To Subscriber: at its address set forth on the signature page hereof

To the Company at:

Vecchio Ponte Mineral Water Co., 34th floor, 605 Third Avenue, New York, NY 10158

or such other address as either party hereto may at any time, or from time to time, direct by notice given to the other party in accordance with this Section. Notice shall be deemed effective on (i) the date such notice- is delivered by messenger, courier or by telecopier (if confirmed as provided above) or (ii) three (3) days after mailing if sent by certified or registered
mail.

(e)Governing Law. This Agreement shall be governed by and construed in accordance, with the laws of the State of New York and of the United States of America, without regard to choice of law provisions.

(f) Remedies. In the event of any actual or prospective breach or default by either party hereto, the other party shall be entitled to equitable relief, including remedies in the nature of rescission, injunction and specific performance. All remedies hereunder are cumulative and not exclusive, and nothing herein shall be deemed to prohibit or limit either party from pursuing any other remedy or relief available at law or in equity for such actual or prospective breach or default, including the recovery of damages.

(g) Disputes and Jurisdiction. Disputes arising under this Agreement shall be resolved in a federal or state court of general jurisdiction sitting in the County and State of New York. Each of the parties hereto hereby irrevocably consents and submits to the jurisdiction of such court.

(h) Severability. The provisions hereof are severable and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions hereof shall not be affected, but shall, subject to discretion of such court, remain in full force and effect, and any invalid or unenforceable provision shall be deemed, without further action on the part of the parties hereto, amended and limited to the extent necessary to render the same valid and enforceable.

(i) Assignment. This Agreement may not be assigned without the prior written consent of the parties, and any purported assignment without such consent shall be void and without effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, trustees, legal representatives, successors and permitted assigns. This Agreement is not intended, and shall not be deemed, to create or confer any right or interest for the benefit of any person not a party hereto. No amendment of this Agreement shall be valid or effective, unless in writing and signed by or on behalf of the parties hereto.

(j) Waiver. No course of dealing or omission or delay on the part of either party hereto in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the party to be charged therewith. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach, unless expressly so stated in writing.

(k) Further Assurances. Each party hereto covenants and agrees promptly to execute, deliver, file or record such agreements, instruments and to perform such other and further acts as the other party hereto may reasonably request or as may otherwise be necessary or proper to consummate and perfect the transactions contemplated hereby.

(l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

(m) Revocability. Except as may be required by law in certain jurisdictions, this Subscription Agreement is irrevocable and, when signed, may not be withdrawn or revoked by the Subscriber in whole or in part without the consent of the Company.

In connection with this investment, I represent and warrant as follows:

a) I have received and read the Company's Disclosure Staement on Form 1-A dated: ___________ 2008.
b) I am a resident of the State of________________ or a non US resident , residing in _____________
c) I acknowledge the Company is relying on the truth and accuracy of the statements, declarations and warranties made by me herein; and they have been made with the understanding of the Company's reliance thereon in determining my suitability as a purchaser.
d) I agree that such representations and warranties shall survive the acceptance of the subscriber as a purchaser.

Please register the Shares which I am purchasing as:

___ Individual ___ Tenants in Common ___An Existing Partnership ___IRA
_____ Trust

___Joint Tenants ___ Corporation ___ Minor with Adult Custodian (UGMA)

Name of Shareholder(s)_______________________________________

_________________________ _________________________
Subscriber Signature Co-Subscriber Signature

_________________________ _________________________
Print name Print name

Subscriber address_______________________________________

Co-Subscriber address_______________________________________

Telephone contact numbers _______________________________

Subscriber Social Security or Tax ID number______________________

Co-Subscriber Social Security or Tax ID number____________________

The foregoing Subscription Agreement is accepted by Ponte Vecchio Mineral Water Company a Delaware corporation.

by_____________________________ _______________
Dominick J. Porto, President Date

EXHIBIT

Name of Investor: ______________________________

Issuer: Vecchio Ponte Mineral Water Company

INVESTMENT QUESTIONNAIRE

This Questionnaire is being distributed in connection with the proposed issuance and sale of common stock (the "Securities") of Vecchio Ponte Mineral Water Company, a Delaware corporation (the "Company"). Your responses to the items below will be used to determine whether you will be permitted to purchase the Securities.

By your signature at the end of this Questionnaire, you acknowledge such reliance by the Company and its counsel and you represent to each of them that your answers are accurate and complete. The undersigned realizes that this Questionnaire does not constitute an offer by the Company to sell Securities but is merely a request for information.

If additional space is needed for the response to any Item, attach an appropriate rider identifying the Item to which the response is being made.

1. PURCHASER INFORMATION PLEASE INDICATE WHETHER THE STATEMENTS BELOW CORRECTLY AND IN ALL RESPECTS DESCRIBE YOU OR YOUR PROPOSED INVESTMENT IN THE COMPANY.

(a) You are:

__ a natural person (see questions at Section 1 (b) below);

__ a Massachusetts or similar business trust with total assets in excess of $S,000,000;

__ an organization described in Section 401(c)(3) of the Internal Revenue Code with total assets in excess of $S,000,000;

__ a corporation with total assets in excess of $8,000,000;

__ a partnership with total assets in excess of $5,000,000;

__ a director or executive officer of the Company;

__ a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(S)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

__ a broker or dealer registered pursuant to Section 5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

__ an insurance company as defined in Section 2(13) of the Securities Act;

__ an investment company registered under the Investment Company Act;

__ a business development company as defined in Section 2(a)(48) of the Investment Company Act;

__ a Small Business Investment Company licensed by the Small Business Administration under Section 301(e) or (d) of the Small Business Investment Act of 1958, as amended;

__ a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, which has total assets in excess of $5,000,000;

__ an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and either (1) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, that is a bank, a savings and loan association, an insurance company or a registered investment adviser, or (2) the employee benefit plan has total assets in excess of $5,000,000, or (3) it is a self-directed plan, with investment decisions made solely by persons that are accredited investors (in which case each of such persons must submit a completed Questionnaire). [Identify whether clause (1),(2) or (3) is applicable];

__ a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act");

__ a trust with total assets in excess of $5,000,000;

__ other (Please indicate the nature of such entity):
(b) If you are a natural person, please indicate whether:

(i) Your net worth, either individually or jointly with your spouse, exceeds $1,000,000.
__ YES __ NO

(ii) You had an individual income in excess of $200,000 in 2007 and 2008 and you reasonably expect to have individual income in excess of $200,000 in 2009.
___YES ___ NO

If yes, please state your individual income: 2007 ___
2008 _________

(iii) You had a joint income with your spouse in excess of $300,000 in 2007 and 2008 and you reasonably expect to have a joint income with your spouse in excess of $300,000 in 2009.
____YES ____ NO

If YES, please state your joint income: 2007 _______
2008______.

(c) If you are a trust (other than a Massachusetts or similar business trust), indicate whether the investment in the Company will be directed by a person who, either alone or with a purchaser representative, has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Company.
____ YES ____ NO

(d) If you are an entity, indicate whether you were formed for the specific purpose of investing in the Company.
___ YES ___ NO

(e) Indicate whether you have made other investments.
___ YES ___ NO

(f) Indicate whether you are an entity in which all the equity owners are accredited investors. If the undersigned answers YES to this question, a list of the equity owners of the undersigned should be included in an attachment to this Questionnaire. In addition, each such equity owner of the undersigned must submit a completed Questionnaire.
___ YES ___ NO

IF YOU DO NOT FALL WITHIN ONE OF THE CATEGORIES OF ACCREDITED INVESTORS SET FORTH ABOVE, PLEASE COMPLETE THE FOLLOWING:

(g) State your net worth, either jointly or with your spouse.
(h) State your recent-and anticipated individual income or joint income with your spouse.

2007 ________ ___Individual _____ Joint
2008 ________ ___Individual _____ Joint
2009 ________ ___Individual _____ Joint

(i) State what percentage of your income is derived from sources other than your individual or joint salaries.
_____%.

(j) Describe your educational background, indicating degrees obtained.

(k) Describe your occupational history briefly. Specific employers need not be identified, but please provide a sufficient description to enable the Company to determine the extent of your experience in financial and business matters.

(1) Indicate your prior experience in investing in securities of new, speculative, [describe type of business of Company, i.e., high technology, etc.] companies such as the Company for which there is no public market.

(m) Indicate any other relevant investment experience.
(n) Describe any pre-existing personal or business relationship between you and the Company, or any of its officers, directors or controlling persons.

2. CAPABILITY TO MAKE INVESTMENTS

(a) Do you or does your organization have such knowledge and experience in financial and business matters that you or it is capable of evaluating the merits and risks of an investment in the Company and of protecting your own or its own interests in the transaction ?
___ YES ___ NO

If your response is YES, please indicate the basis of your response.
(b) Are you or is your organization (as appropriate) able to bear the economic risk of the proposed investment in the Company? (In responding, consider whether you or it could afford to hold your Securities for an indefinite period and whether, at

this time, you or it could afford a complete loss of the investment)

___ YES ___ NO

(c) Are your or is your organization (as appropriate) using the services of a purchaser representative in connection with evaluating the merits and risks of an investment in the Securities? If so, list the name, address and telephone number of the purchaser representative.

___ YES ___NO

3. NATURE OF OWNERSHIP

(a) Employee benefit trusts:

If an employee benefit trust, state the name and residence address of the trustee (or trustees).

(b) Corporations, foundations and educational institutions:

If a corporation, foundation or educational institution, state your legal name, jurisdiction of incorporation or organization and principal place of business.

(c) Partnerships:

If a partnership, state your legal name, state of organization and principal place of business.

(d) Trusts other than employee benefit trusts:

If a trust other than an employee benefit trust, state the name and residence address of the trustee (or trustees) and the principal beneficiaries.

(e) Employee benefit plan other than an employee benefit trust or self directed employee benefit plan:

If an employee benefit plan other than an employee benefit trust or a self directed employee benefit plan state the name and address of the plan fiduciary.

(Self-directed employee benefit plan:

If a self -directed employee benefit plan, state the name and address of the person or entity making the plans investment decisions.

4. F1SCAL YEAR

Please state your fiscal year for federal income tax purposes.

Calendar Year?

___ YES ___ NO

5. TAX STATUS

Please state whether you are a tax-exempt entity.
___ YES ___ NO

If your response is YES, please state the applicable section(s) of the Internal Revenue Code of 1986, as amended, pursuant to which you have tax-exempt status.

6. NAME OF HOLDER
Please indicate precisely the name in which the investment is to be held:

ADDITIONAL REPRESENTATIONS. WARRANTIES AND AGREEMENTS

The undersigned further represents, acknowledges and agrees to and with the Company and its counsel as follows:

A. The undersigned has knowledge and experience in financial and business matters so as to be capable of evaluating the relative merits and risks of an investment in the Securities and protecting his/her/its own interests. The undersigned is not utilizing any other person or professional advisor to be his/her/its purchaser representative in connection with evaluating such merits and risks unless the name of such purchaser representative is set forth above.

B. The undersigned is able to bear the economic risk of an investment in the Securities, can afford to hold the Securities for an indefinite period, and can afford a complete loss of the investment.

C. Except as indicated below, any purchase of the Securities is solely for the account of the undersigned (or for a trust account for which the undersigned is a trustee), and not for the account of any other person or with a view toward distribution thereof.

D. (i) The foregoing information is accurate and complete as of the date hereof and may be relied upon by the Company and its counsel, and (ii) if any of the information contained in this Questionnaire should become inaccurate or incomplete prior to the undersigned's proposed investment in the Company, the undersigned shall notify the Company prior to such investment.

Executed this ___ day of _______ , 2009.

IF THE INVESTOR IS AN **INDIVIDUAL**:

____
(Signature of Investor)
(Print Full Name of Investor)

IF THE INVESTOR IS AN **ENTITY**:
(Print Name of Investor)
By ______________________________
(Signature of Representative

____
(Print Name of Representative)
(Office, Title or Position)